Spruce Biosciences, Inc.

611 Gateway Blvd, Suite 740

South San Francisco, California 94080

April 5, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

RE: Spruce Biosciences, Inc.

Registration Statement on Form S-3

Filed March 16, 2023

File No. 333-270612

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on April 7, 2023, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Alexa Smith of Cooley LLP, counsel to the Registrant, at (858) 550-6183.

Spruce Biosciences, inc.

By: /s/ Samir Gharib _

Samir Gharib

President and Chief Financial Officer